Exhibit 2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Annual Report on Form 40-F/A and the incorporation by reference in the Registration Statements on Form S-8 (No. 333-148673), Form S-8 (No. 333-124617), Form F-10/A (No. 333-120383), Form F-10/A (No. 333-124641), Form F-10/A (No. 333-148960), Form F-10/A (No 333-152153), Form F-10/A (No. 333-152459), and Form F-10 (No. 333-157617) of InterOil Corporation of our report dated March 27, 2009 except with respect to our opinion on the consolidated financial statements insofar as it relates to the revision to prepaid expenses and secured loans discussed in Note 29 as to which the date is December 10, 2009 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in the Annual Report to Shareholders, which is Exhibit 1 to this Form 40-F/A.

PricewaterhouseCoopers
Melbourne, Australia
December 10, 2009